UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EASYLINK SERVICES CORPORATION

(Name of Issuer)

Class A Common Stock, $.01 Par Value

(Title of Class of Securities)

277 84T 200

(CUSIP Number)

Glen E. Shipley

Chief Financial Officer

Internet Commerce Corporation

6025 The Corners Parkway, Suite 100

Norcross, Georgia 30092

(678-533-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Larry W. Shackelford, Esq.

Troutman Sanders LLP

600 Peachtree Street, N.E.

Suite 5200

Atlanta, Georgia 30308

(404-885-3000)

July 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277 84T 200

1.	names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Internet Commerce Corporation 13-3645702

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,293,515

	8.	Shared Voting Power 2,689,566

	9.	Sole Dispositive Power 2,293,515

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,515

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes 2,689,566 as to which reporting person may be deemed to share voting control but as to which reporting person disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11) 20.8%

14.	Type of Reporting Person (See Instructions) CO

Item 1.                    Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock, par value $0.01 per share, of EasyLink Services Corporation (“Issuer” or “EasyLink”), a Delaware corporation.  The principal executive office of EasyLink is located at 33 Knightsbridge Road, Piscataway, New Jersey  08854.

Item 2.                    Identity and Background.

(a)           The name of the company filing this statement is Internet Commerce Corporation, a Delaware corporation (“ICC” or “reporting person”).

(b)           The reporting person’s principal office address is 6025 The Corners Parkway, Suite 100, Norcross, Georgia 30092.

(c)           The reporting person’s principal business is providing business-to-business e-commerce solutions.

(d)           During the last five years, neither the reporting person nor, to the best knowledge of the reporting person, any of the reporting person’s directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the reporting person nor, to the best knowledge of the reporting person, any of its directors or executive officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            ICC is a Delaware corporation.

Item 3.                                                           Source and Amount of Funds or Other Consideration.

In June and July 2007, the reporting person purchased an aggregate of 2,293,515 shares of the Issuer’s Class A common stock that are the subject of this filing, paid for in cash in the aggregate amount of $13,223,184.45.

On July 2, 2007, the reporting person entered into a Securities Purchase Agreement by and among the reporting person and several purchasers (the “Purchasers”) affiliated with York Capital Management, L.P. (the “Securities Purchase Agreement”).  Pursuant to the Securities Purchase Agreement, the Purchasers agreed to purchase an aggregate of $10,000,000 in principal amount of Senior Secured Convertible Bridge Notes (the “Notes”) issued by the Company.  The transaction has been approved by the reporting person’s Board of Directors.  The proceeds from the sale of the Notes shall be used for working capital purposes and to acquire equity securities other than the equity securities of ICC and its subsidiaries.  The reporting person financed the purchase of the Securities in part with the proceeds from the $10,000,000 aggregate principal amount of the Notes and in part from working capital.

Item 4.                    Purpose of Transaction.

(a)           The reporting person is a party to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 3, 2007, by and among the reporting person, Jets Acquisition Sub, Inc., a wholly-owned subsidiary of the reporting person and EasyLink pursuant to which the subsidiary of the reporting person will merge with and into EasyLink, which will then become a wholly-owned subsidiary of the reporting person.  The acquisition of the Issuer’s securities reported herein has been effected in furtherance of the reporting person’s objective to acquire EasyLink as a wholly-owned subsidiary, as evidenced by the Merger Agreement.

(b-j)         Not Applicable.

Item 5.                                                           Interest in Securities of the Issuer.

(a)           The reporting person beneficially owns 4,983,081 shares of Class A common stock of the Issuer equivalent to approximately 45.1% of such class.  The reporting person disclaims beneficial ownership of 2,689,556 of such shares of Class A common stock..

(b)           The reporting person has sole power to vote or to direct the vote and to dispose of or direct the disposition of 2,293,515 of the shares of Class A common stock of the Issuer and shares the power to vote 2,689,556 shares of the Class A common stock of the Issuer.

(c)           The transactions in the Issuer Class A common stock that were effected by the reporting person during the past 60 days are as contained in Schedule 1 attached hereto.

Except as described in Schedule 1, neither the reporting person, nor to the best knowledge of the reporting person any of its directors or executive officers, has effected any other transactions with respect to the Class A common stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 3, 2007, the reporting person and Jets Acquisition Sub, Inc., a wholly-owned subsidiary of the reporting person (“MergerSub”), entered into the “Merger Agreement” to acquire EasyLink.  Pursuant to the Merger Agreement, the Merger Sub will merge with and into EasyLink, and EasyLink will become a wholly-owned subsidiary of the reporting person.  The transaction has been approved by both the reporting person’s Board of Directors and the EasyLink Board of Directors.  Under the terms of the Merger Agreement, the reporting person will pay $5.80 per share in cash in exchange for each share of Class A common stock of EasyLink, for an estimated aggregate purchase price of approximately $67 million.  The transaction is expected to close in the third quarter of 2007, subject to customary closing conditions, regulatory approvals, and stockholder approval by both companies.

At the effective time of the Merger, each outstanding share of EasyLink Class A common stock, other than shares owned indirectly by EasyLink or shares subject to dissenter’s rights, will be canceled and converted into the right to receive $5.80 per share in cash, without interest (the “Merger Consideration”).  Following the closing of the Merger, EasyLink’s Class A common stock will no longer be listed on The Nasdaq Capital Market.

All options to acquire shares of EasyLink Class A common stock held by directors with an exercise price per share that is less than the Merger Consideration (as defined in the Merger Agreement) will vest immediately as of the effective time of the Merger and holders of such options will be entitled to receive an amount in cash equal to the excess of the Merger Consideration over the exercise price per share of EasyLink Class A common stock subject to the option for each share subject to the option.  All other outstanding options that are not held by a director will be replaced by the reporting person with a substitute option to purchase shares of the reporting person’s class A common stock.  Each substitute option will be subject to, and will vest and become exercisable in accordance with, comparable terms and conditions as the corresponding option that was in effect immediately prior to the closing of the Merger, except that each substitute option will be exercisable for that number of shares of the reporting person’s class A common stock equal to the number of shares of EasyLink Class A common stock subject to the option that is being replaced multiplied by an Exchange Ratio (as defined in the Merger Agreement).

Grants of restricted shares of EasyLink Class A common stock to certain executive officers will be converted into restricted shares of the reporting person’s class A common stock equal to (i) the product of $5.80 per share and the number of shares of restricted stock held by each holder, (ii) divided by the volume weighted average price (as defined in the Merger Agreement) of the reporting person’s class A common stock.  Each share of restricted stock of the reporting person replacing EasyLink restricted stock will be subject to the same vesting restrictions as applied to such restricted shares of EasyLink Class A common stock immediately prior to the closing of the Merger.

Concurrently with the execution of the Merger Agreement, EasyLink’s directors, certain of its officers and Federal Partners, L.P. entered into separate voting agreements with the reporting person.  These parties beneficially hold outstanding shares of EasyLink’s Class A common stock that represent approximately 18.8% of EasyLink’s outstanding Class A common stock and options currently exercisable for EasyLink’s Class A common stock that represent approximately an additional 5.4% of EasyLink’s outstanding Class A common stock.  Pursuant to each such voting agreement, such parties have agreed, among other things, to vote their shares of EasyLink Class A common stock in favor of adoption of the Merger Agreement and the Merger.

Item 7.                                                           Material to Filed as Exhibits.

2.1	Securities Purchase Agreement, dated as of July 2, 2007, by and among Internet Commerce Corporation and each of the Purchasers identified on the signature pages thereto.

2.2	Form of Senior Secured Convertible Bridge Note.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2007	INTERNET COMMERCE CORPORATION

/s/ Thomas J. Stallings
	Name:	Thomas J. Stallings
	Title:	Chief Executive Officer

SCHEDULE 1

Purchase Date	Number of Shares Purchased	Price Per Share	Transaction Type
6/25/07	20,000	$5.6863	Open Market Purchase
6/26/07	100,400	$5.6999	Open Market Purchase
6/27/07	105,600	$5.6984	Open Market Purchase
6/28/07	122,300	$5.6988	Open Market Purchase
6/29/07	151,700	$5.6980	Open Market Purchase
7/2/07	801,578	$5.7668	Open Market Purchase
7/3/07	304,900	$5.72	Open Market Purchase
7/5/07	47,900	$5.75	Open Market Purchase
7/6/07	293,933	$5.76	Open Market Purchase
7/9/07	203,704	$5.78	Open Market Purchase
7/10/07	141,500	$5.79	Open Market Purchase